SECURITIES  AND  EXCHANGE  COMMISSION
                           Washington,  D.C.  20549
                                 SCHEDULE  13D

          Under the Securities Exchange Act of 1934 (Amendment No. --)*

                                 Yournet, Inc
                                (Name of Issuer)

                        Common Stock, par value $0.001
                         (Title of Class of Securities)

                                  88-0164955
                                 (CUSIP Number)


                                  Robert  J.  Sonfield
                                  Sonfield  &  Sonfield
                                  770  South  Post  Oak  Lane
                                  Houston,  Texas
                                  77056-1913


  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              January 14th, 2000
             (Date of Event Which Requires Filing of This Statement)

CUSIP  No88-0164955

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above
Persons

    Oxford  Capital  Corp -- 98-0216020

(2) Check  the  Appropriate  Box  if  a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use  Only


(4) Source  of  Funds  (See  Instructions)

 WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship  or  Place  of  Organization

Cayman  Islands

(7)Sole  Voting  Power

   11,302,200

(8)Shared  Voting  Power

     -0-

(9)Sole  Dispositive  Power

   11,302,200

(10)Shared  Dispositive  Power

     -0-
(11) Aggregate  Amount  Beneficially Owned by Each Reporting Person

   11,302,200

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13) Percent  of  Class  Represented  by  Amount  in  Row  (11)

    55.25%

(14) Type of  Reporting  Person  (See  Instructions)

    CO

Item  1.  Security  and  Issuer

Common Stock, par value $0.001, of Yournet, Inc., a Nevada corporation, 1013-17th Avenue SW Calgary, Alberta, T2T 0A7

Item  2.  Identity  and  Background

a.     Name:     Reporting  Person:
                                    Oxford  Capital  Corporation, a Cayman
                                    Islands  Corporation

                 Director:
                                    Riaz  Mamdani,  1013-17th  Avenue
                                    SW  Calgary,  Alberta,
                                    Canada,  T2T  0A7

                 Director:          Robert  Kubbernus1013-17th  Avenue
                                    SW  Calgary,  Alberta,
                                    Canada,  T2T  0A7

b.     Residence or business address: Reporting Person:

                                    c/o FT Nominees Ltd.
                                    PO  Box  1062  Georgetown
                                    Grand  Cayman
c.     Principle  Occupation:

Reporting  Person:  Investments

d. During the last 5 years neither the Reporting Person nor any of the other persons identified in this Item 2 has been convicted in a criminal proceeding.

e. During the last 5 years, neither the Reporting Person or any of the other persons identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law of finding any violation with respect to such law.

f.     Citizenship.

Reporting  Person:  Cayman  Islands

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration

          Source  of  Funds:  Working  Capital  of  corporation
          Amount  of  Funds:  $750,000.

Item  4.  Purpose  of  Transaction

Investment

Item  5.  Interest  in  Securities  of  the  Issuer.

Of the 20,455,903 shares of Yournet, Inc. common stock issued and outstanding, the Reporting Person has sole dispositive and shared voting power over 11,302,200 shares, or 55.25%

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 14th, 2000, the Reporting Person assigned options to purchase 325,000 shares @ $0.25 per share, 160,000 shares @ $0.375 per share, and 160,000 shares @ $0.50 per share from Bodet Ltd.

Item  7.  Material  to  be  Filed  as  Exhibits.

-     Option  Assignment  Agreement  betweem Bodet Ltd. and Oxford Capital Corp.
- Share Purchase Agreement between Gold Crown Holdings, Inc. and Oxford Capital Corp.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February  8th,  2000
Date


Signature

/s/ Rias Mamdani
Riaz  Mamdani,  Director
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).